UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CinCor Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

17240Y109

(CUSIP Number)

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Ventures VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by 5AM Ventures VI, L.P. (“Ventures VI”), 5AM Partners VI, LLC (“Partners VI”), 5AM Opportunities I, L.P. (“Opportunities”), 5AM Opportunities I (GP), LLC (“Opportunities GP”), 5AM Opportunities II, L.P. (“Opportunities II”), 5AM Opportunities II (GP), LLC (“Opportunities II GP”), Andrew J. Schwab (“Schwab”) and Dr. Kush Parmar (“Parmar” and, with Ventures VI, Partners VI, Opportunities, Opportunities GP, Opportunities II, Opportunities II GP and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Partners VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Opportunities I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Opportunities II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Opportunities II (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 17240Y109

1.	Names of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 17240Y109

1.	Names of Reporting Persons Dr. Kush Parmar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2023 (the “Original Schedule 13D”) is being filed on behalf of 5AM Ventures VI, L.P. (“Ventures VI”), 5AM Partners VI, LLC (“Partners VI”), 5AM Opportunities I, L.P. (“Opportunities”), 5AM Opportunities I (GP), LLC (“Opportunities GP”), 5AM Opportunities II, L.P. (“Opportunities II”), 5AM Opportunities II (GP), LLC (“Opportunities II GP”), Andrew J. Schwab (“Schwab”) and Dr. Kush Parmar (“Parmar” and, with Ventures VI, Partners VI, Opportunities, Opportunities GP, Opportunities II, Opportunities II GP and Schwab, collectively, the “Reporting Persons”) in respect of the Common Stock, $0.00001 par value (“Common Stock”) of CinCor Pharma, Inc., a Delaware corporation (the “Issuer” or “CinCor”). This Amendment is being filed for the purpose of reporting the disposition of the securities of the Issuer by the Reporting Persons in connection with the closing of the Merger (as defined below). The Original Schedule 13D is hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On February 24, 2023, pursuant to the Merger Agreement, Purchaser completed a tender offer for shares of common stock of the Issuer (each, a "Share") and thereafter merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger, each issued and outstanding Share was cancelled in exchange for (i) $26.00 per Share in cash (the "Cash Amount"), plus (ii) one contingent value right (each, a "CVR") per Share representing the right to receive a contingent payment of $10.00 per share, in cash, upon the achievement of a specified milestone by December 31, 2033 (the Cash Amount plus one CVR, collectively, the "Offer Price"), in each case, without interest, subject to any applicable withholding taxes. Pursuant to the terms of the Merger Agreement, the Shares were tendered and disposed of at the Offer Acceptance Time (as defined in the Merger Agreement) in exchange for the right to receive the Offer Price.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 28, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Ventures VI	0	0	0	0	0	0	0.0%
Partners VI	0	0	0	0	0	0	0.0%
Opportunities	0	0	0	0	0	0	0.0%
Opportunities GP	0	0	0	0	0	0	0.0%
Opportunities II	0	0	0	0	0	0	0.0%
Opportunities II GP	0	0	0	0	0	0	0.0%
Schwab	0	0	0	0	0	0	0.0%
Parmar	0	0	0	0	0	0	0.0%

(c)	None of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on February 24, 2023.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement, dated January 18, 2023 (incorporated by reference to the Original Schedule 13D, filed on January 18, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2023

5AM Ventures VI, L.P.

By:	5AM Partners VI, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners VI, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities II, L.P.

By:	5AM Opportunities II (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities II (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).